Exhibit 99.1 DATED 1 MAY 2020 NOMAD FOODS EUROPE LIMITED AND STÉFAN DESCHEEMAEKER AND NOMAD FOODS LIMITED SERVICE AGREEMENT GREENBERG TRAURIG, LLP THE SHARD, LEVEL 8 32 LONDON BRIDGE STREET London SE1 9SG LON 576853544v18

THIS AGREEMENT is made the 1st day of May 2020 BETWEEN: (1) NOMAD FOODS EUROPE LIMITED a company incorporated in England and Wales (registered number 05879466) whose registered office is at 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA (the "Company"); (2) STÉFAN DESCHEEMAEKER of xx xxxxxx xx xxxxxxxxxx, xxxxxxxx xxxx xxxxxxx (the "Executive"); and (3) NOMAD FOODS LIMITED incorporated in the British Virgin Islands with Company Number 1818482, whose registered office is Ritter House, Wickhams, Cay II, VG1 110, Tortola, British Virgin Islands (“NOMAD”) WHEREAS The Executive has been employed by the Company since 1 June 2015. NOW IT IS AGREED that the Company shall employ the Executive on the following terms and conditions: 1. COMMENCEMENT AND TERM 1.1 The Executive's employment with the Company under this Agreement shall commence on the date of this Agreement (the "Commencement Date"). The Executive's period of continuous employment with the Company commenced on 1 June 2015. 1.2 The employment of the Executive shall (subject to the provisions of this Agreement) be for an indefinite period terminable by either party giving the other not less than 12 months' notice in writing, such notice to expire at any time. 2. EXECUTIVE'S DUTIES 2.1 The Executive shall during the continuance of the contract of employment: 2.1.1 serve to the best of his ability in the capacity of Chief Executive Officer and as a director of the Company and Nomad; 2.1.2 report to the Board of Directors of Nomad (the “Board”); 2.1.3 faithfully and diligently perform such duties and exercise such powers consistent with them as the Board (or anyone authorised by the Board) may from time to time properly and reasonably assign to or confer upon him; 2.1.4 comply with the reasonable instructions of the Board from time to time; and 2.1.5 do all in his power to protect promote develop and extend the business interests and reputation of the Group. 2.2 The Executive was appointed to the Board of Directors of Nomad effective as of 1 June 2015 and shall serve as its Chief Executive Officer: 2.2.1 The Executive shall not be entitled to any additional compensation or fees (from the Company, Nomad or otherwise) as a result of such appointment, nor shall this appointment give rise to an employment relationship with Nomad; 2.2.2 Removal from the Board of Nomad shall not (1) give rise to any breach of contract by the Company or any Associated Company and (2) in itself affect the Executive’s employment with the Company; 1 LON 576853544v18

2.2.3 The additional obligations relating to the appointment to the Board of Nomad set out in the Schedule to this Agreement shall apply. 2.3 The Executive shall unless prevented by sickness, injury or other incapacity or as otherwise agreed by the Board and subject to this Agreement devote the whole of his time attention and abilities during his working hours (which shall be normal business hours and such additional hours as may be reasonably necessary for the proper performance of his duties) to the business and affairs of the Group. The Executive acknowledges that he has unmeasured working time for the purposes of Regulation 20 of the Working Time Regulations. 2.4 The Executive shall work at the Company's offices at Bedfont Lakes, Middlesex or such other place of business of the Group which the Board may reasonably require for the proper performance of his duties and the Executive may be required to travel both inside and outside of the UK on the business of the Group. 2.5 The Executive shall not during the continuance of this Agreement without the prior written consent of the Board of Nomad (such consent not to be unreasonably withheld or delayed) directly or indirectly carry on or be engaged concerned or interested in any other business trade or occupation otherwise than as a holder directly or through nominees of either not more than 3 per cent in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which are for the time being quoted or dealt in on any recognised investment exchange (as defined by Section 285 of the Financial Services and Markets Act 2001) or passive shareholdings for investment purposes in companies which do not at the relevant time compete or otherwise conflict with the business of the Company or any Associated Company. Notwithstanding the foregoing, the Executive shall be entitled to retain: 2.5.1 his directorship and role as Chairman of Verlinvest; and 2.5.2 his professorship at the Université Libre de Bruxelles (the “Interests”) provided always that the Interests do not interfere with his duties under this Agreement at any point. 2.6 Following the service of notice by either party to terminate the Executive's employment, or if the Executive purports to terminate this Agreement in breach of contract, the Board may by written notice require the Executive not to perform any services for a defined period or until the termination of his employment. During this period: 2.6.1 the Company shall not be obliged to provide any work, or vest any powers in the Executive, who shall have no right to perform any services for the Company and the Board may appoint a replacement to carry out the Executive's duties and responsibilities; 2.6.2 the Executive shall continue to receive his salary and contractual benefits in the usual way; 2.6.3 the Executive shall remain an employee of the Company and (save as varied by the operation of this clause) be bound by the terms of this Agreement, particularly in relation to any duties of confidentiality and fidelity; 2.6.4 the Executive shall use all reasonable endeavours to remain contactable at all times during normal working hours by telephone and shall remain ready to attend work on reasonable notice (if so required by the Company); 2.6.5 the Executive shall not engage in any activities or other occupation (whether paid or unpaid) in breach of his obligations under this Agreement. In particular, the Executive shall not directly or indirectly or on behalf of (or together with) any other person, firm or company be, or prepare to be, concerned or otherwise interested in 2 LON 576853544v18 any other business or activity which is or will be or is likely to be in competition with the business of the Company or any of its Associated Companies; 2.6.6 the Executive shall not access any premises of the Company or any Associated Company; 2.6.7 the Executive shall not contact any officer, employee, consultant, shareholder, client, customer, employee, agent, distributor or other business contact of the Company or any Associated Company save in a social context and with the prior, written consent of the Board, such consent not to be unreasonably withheld; 2.6.8 the Company reserves the right to suspend or cancel access to the Company intranet, email and other systems and reserves the right to require the return of all Company property, including PC and mobile phone; 2.6.9 the Executive shall cease to be an authorised signatory of the Company or hold a Power of Attorney for the Company (if requested in writing by the Company); 2.6.10 the Executive shall take all accrued holiday (in respect of the period up until the Termination Date) and no contractual holiday entitlement shall accrue; 2.6.11 the Executive shall not make any public statements in relation to the Company or any Associated Company or its or their officers or employees. 2.7 If the Executive proposes to commence a new role, in circumstances where the proposed new group in which he would be employed or engaged does not compete with the business of the Company or any Associated Company (and does not propose to so compete for the duration of what would have been the Executive’s notice period), the Company will give reasonable consideration to any request to release him from its employment to enable the Executive to take up the new role, provided that the Executive agrees to forfeit any remaining pay due in respect of any notice period, confirms that he will continue to be bound by the provisions of this Agreement which are expressed to take effect after the Termination Date, including clauses 5 and 7, and agrees to enter into such documentation recording that position and waiving all claims against the Group, as the Company may reasonably require. For the avoidance of doubt, the decision whether or not to release the Executive shall be in the absolute discretion of the Company, taking account of whatever circumstances and factors it sees fit. 2.8 The Company shall be able to suspend the Executive for so long as is reasonable, in order to investigate a complaint made against him. 3. SALARY, BONUS AND EQUITY 3.1 The Company shall pay to the Executive a base salary (which shall accrue from day to day) at the rate of £750,000 per annum inclusive of any directors' fees payable to the Executive under the articles of association of the Company or any Associated Company subject to statutory deductions. The salary shall be payable by equal monthly instalments by credit transfer to the Executive's bank or building society account. 3.2 The salary payable to the Executive under clause 3.1 shall increase to £765,000 with effect from 1 April 2020. Subsequently, the said salary shall be reviewed by the compensation committee of the Company annually in April, the next such review to take place in April 2021, and may (if at all) be increased by such amount as the compensation committee may in its absolute discretion decide and notify to the Executive in writing. For the avoidance of doubt, the Executive's salary shall not be decreased on any review. 3.3 The Executive shall during the continuance of the employment be eligible to be paid bonuses of such amounts, at such times and subject to the achievement of such financial and other performance targets as the Board and the compensation committee of the Company may in their absolute discretion decide. The Executive's target annual discretionary bonus shall be 3 LON 576853544v18

100% of his base salary. For the avoidance of doubt, no entitlement to any part of a bonus accrues on a daily basis. A payment in one year does not create any entitlement to receive a further bonus payment. Where the Executive’s employment ends during a bonus year, the Company shall (in its absolute discretion and taking account of any such facts or circumstances as it sees fit) give consideration to a pro rata bonus payment. 3.4 The Executive shall be entitled to participate in the Nomad Foods Limited Long Term 2015 Incentive Plan (the "Plan") and to benefit from any award agreements made under it in accordance with the terms of the Plan and of such award agreements. It is agreed that the Company shall advise the Executive each year by letter of the level of award (if any) that will be made to the Executive under the Plan in the third year following the date of the letter (subject always to the Plan and the vesting and performance provisions set forth in the Plan and/or any relevant award agreements) so that the Executive has visibility at all times of the value of the awards due for the next three years. The award for 2020, 2021 and 2022 has been agreed with the Compensation Committee in December 2019 to be 300,000 shares per annum. 3.5 Notwithstanding anything to the contrary herein, if the Company is required to prepare an accounting restatement, due to its material noncompliance as a result of the Executive’s misconduct, with any financial reporting requirement under the United States securities laws, then, and only if Section 304 of the Sarbanes-Oxley Act of 2002 or a successor provision is then in effect, the Executive shall reimburse the Company for (i) any bonus or other incentive- based or equity-based compensation received by the Executive from the Company during the twelve (12) month period following the first public issuance or filing with the United States Securities Exchange Commission (the “Commission”) (whichever first occurs) of the financial documents embodying such noncompliant financial reporting and (ii) any profits realised from the sale of securities of the Company during such twelve (12) month period. 4. BENEFITS 4.1 The Company shall pay for the benefit of the Executive an annual contribution of 10% of the salary payable to the Executive pursuant to clause 3 of this Agreement, at the choice of the Executive either into such pension plan (whether personal or company) as the Executive may direct in writing or to the Executive directly in equal monthly instalments. A contracting-out certificate is not currently in force in respect of the employment of the Executive. 4.2 The Company shall pay, in respect of the Executive, premiums to a: 4.2.1 private medical insurance scheme in respect of the Executive and the Executive’s dependants; 4.2.2 permanent health insurance scheme; 4.2.3 life assurance scheme (3 times salary) with such level of benefits as the Board shall in its absolute discretion decide. The Executive's participation in such schemes is subject to (1) the premiums for the Executive's cover being at such a rate that the Company considers reasonable (2) any statutory or other regulatory limit applicable to such premium (3) the insurer accepting the Executive for cover and (4) the rules of the relevant scheme and the rules of the insurance policy of the relevant insurance provider from time to time in force. 4.3 The Company reserves the right to (1) change the provider of any of the benefits available under this clause and (2) alter the level of coverage available to the Executive at any time. The Company shall only be obliged to make payments to the Executive under the permanent health scheme if and to the extent it has received payment from the insurance provider for that purpose. The Company shall have no liability in the event that insurance cover is refused, or any conditions or limitations are applied, by the provider. The Company shall be 4 LON 576853544v18 under no obligation to take any action to enforce the terms of any insurance policy or challenge any decision of the relevant policy provider. 4.4 The Company shall pay to the Executive a car allowance of £14,400 per annum paid by equal monthly instalments in arrears. 4.5 The Executive shall be entitled to 25 days paid holiday in each of the Company's holiday years in addition to the usual public and bank holidays. On termination the Executive shall be paid in lieu of any untaken holiday entitlement (if any) or shall be obliged to repay any holiday pay received in excess of the Executive's entitlement (if any). One day's pay for the purposes of this clause shall be calculated at the rate of 1/260th of the Executive's annual salary. 4.6 Holiday shall be taken at such times as are approved by the Board and may not be carried forward from one holiday year to the next without the approval of the Board (which will not be unreasonably withheld or delayed). The Company may require the Executive to take any holiday due to him at any time after notice of termination has been served by either party. 4.7 In the event that the Executive is unable to carry out his duties by reason of sickness or injury he shall, subject to compliance with the Company's procedures relating to notification and certification periods, be entitled to statutory sick pay in accordance with the relevant statutory rules. In addition, the Company will continue to make payments of salary to the Executive (subject to credit for any statutory sick pay and any payment to the Executive of benefit under any permanent health insurance scheme provided by the Company) and continue to provide the benefits provided for in this Agreement for all periods of such incapacity up to a maximum of 26 weeks of such incapacity in any period of 52 weeks. To the extent that any sickness or injury is caused by the negligence or breach of duty of any third party and the Executive makes a claim for damages against such third party any payments or benefits provided under this clause shall be deemed a loan by the Company and recoverable to the extent that a judgement is obtained and satisfied. 4.8 The Company shall reimburse the Executive for all reasonable vouched for travelling and similar out-of-pocket expenses incurred in the discharge of his duties subject to the Company's expenses policy in force from time to time. 4.9 The Executive shall undergo an examination by a registered medical practitioner nominated by the Company at such times as the Company may reasonably request and at the expense of the Company, and hereby consents to the medical adviser disclosing the results of the examination to the Company and shall provide the Company with such formal consents as may be reasonably requested for this purpose and shall co-operate in ensuring the prompt delivery to the Company of any such report. 4.10 If the Executive shall be a director of the Company or any Associated Company (save for Nomad), the Company shall pay premiums to a directors and officers liability insurance policy which offers cover for the Executive in respect of any office he may hold in the Company or any Associated Company. Such cover shall be on no less favourable terms than are applicable to other offices of the Company or any Associated Company. The terms of the cover in respect of his appointment as a director of Nomad are set out in the Schedule to this Agreement. 5. COMPANY PROPERTY AND CONFIDENTIALITY In this clause, "Intellectual Property Rights" shall mean all patents, rights to Inventions, copyright and related rights, trade marks, service marks, trade, business and domain names, rights in trade dress, rights in get-up and goodwill or to sue for passing off, design rights and registered designs, rights in confidential information (including know-how) and database rights in each case whether registered or unregistered and any other intellectual property rights and including all applications for and renewals or extensions of such rights in any part of the world. "Inventions" shall mean any invention, idea, discovery, improvement, development or innovation, whether or not patentable or capable of registration, and whether or not recorded 5 LON 576853544v18 in any medium. 5.1 The Executive acknowledges that all Intellectual Property Rights subsisting developed by the Executive in the course of his employment (whether or not during working hours or using Company resources) shall belong to the Company absolutely. To the extent that they do not automatically vest in the Company, the Executive shall hold them on trust for the Company. 5.2 The Executive shall give the Company full details in writing of all Inventions and of all works embodying Intellectual Property Rights made wholly or partially by him at any time in the course of his employment which relate wholly or partly to the business of the Company or any Associated Company. 5.3 The Executive hereby irrevocably waives all moral rights under the Copyright Designs and Patents Act 1988 (and any similar or equivalent rights in other jurisdictions) in relation to any existing or future works created by him in the course of his employment. 5.4 The Executive acknowledges that the client and candidate databases of the Company and any Associated Company are their key assets and all intellectual property rights in such and their contents are and shall remain at all times the property of the Company. Any databases created by the Executive in the course of his employment shall be the property of the Company and the Executive agrees to take any such steps as may be necessary to assign such rights to the Company. 5.5 The Executive shall not copy or download in any format or use in whole or part the contents of any Company or Associated Company database (except as required by law or in the proper performance of the Executive’s duties for the Company). 5.6 During his employment with the Company and thereafter the Executive shall not use any databases or any other intellectual property rights owned by the Company or any Associated Company directly or indirectly to procure a commercial benefit to himself or another party or to create a commercial detriment to the Company or any Associated Company. 5.7 On the termination of the Executive’s employment (or earlier if requested): 5.7.1 the Executive will immediately cease to use all databases owned by the Company or any Associated Company and/or by him in the course of his employment; and 5.7.2 the Executive shall forthwith surrender to a representative of the Company all documents and other materials including discs and memory sticks which contain any copies or extracts from databases owned by the Group and delete all electronic copies or extracts of the databases or their contents. 5.8 The Executive acknowledges that he shall become aware of and have access to Confidential Information. "Confidential Information" shall mean trade secrets and confidential information (howsoever stored) relating to the Company, Associated Companies, its and their businesses and its and their past, current or prospective clients or customers, including information relating to finances, business transactions, research activities, dealings and affairs and prospective business transactions, Board decisions, customers (including customer lists, customer requirements and their identity), existing and planned product lines, price lists and pricing structures (including discounts, special prices or special contract terms offered to or agreed with customers), technology used by the Company or any Associated Company in their products and services, business plans, sales and marketing information, plans and strategies, computer systems, source codes and software, directors and information relating to employees, suppliers, licensors, agents, distributors or contractors. This shall include information expressly designated by the Company or any Associated Company as being confidential. 5.9 The Executive shall not (save as required by law or in the proper performance of his duties) either during his employment or after its termination (for whatever reason) use or disclose to 6 LON 576853544v18 any person, company or other organisation whatsoever, and shall use his reasonable endeavours to prevent the publication or disclosure of, any Confidential Information. 5.10 This clause shall not apply to: 5.10.1 use or disclosure authorised by the Company or required by law; 5.10.2 any information which is already in, or comes into, the public domain other than through the unauthorised disclosure of the Executive. 5.11 On the Termination Date (or earlier if so requested by the Company), the Executive shall return all property of the Company and any Associated Company in his possession, custody or control, including his company car, credit cards, books, keys, notes, correspondence, codes, security passes, computer software and hardware (including laptops and hard disks), papers, drawings, designs, records and mobile telephones and all information (on whatever media and wherever located) relating to the business and affairs of the Company or any Associated Company or its or their clients. For the avoidance of doubt, this clause shall not prevent the Executive retaining his own property and information. 5.12 This clause survives the termination of this Agreement and the Executive’s employment under it, howsoever caused. 6. TERMINATION 6.1 The Company may not terminate this Agreement in circumstances which would prejudice the Executive's entitlement under any permanent health insurance scheme in respect of which the Company or any Associated Company pays or has paid premiums for the Executive in which the Executive participates and either he: 6.1.1 is in actual receipt of benefits thereunder; or 6.1.2 is not in receipt of benefits but the Executive is absent from work by reason of sickness or injury in circumstances where it is reasonably foreseeable that he may be entitled to payments under the Company's PHI scheme as a consequence of the sickness or injury causing his absence save pursuant to clause 6.3 below or by reason of redundancy. 6.2 The Company may terminate the Executive's employment at any time by serving a notice under this clause stating that the Company is exercising its rights under this clause and stating that it will pay to the Executive within 14 days a sum equal to the basic salary (as at the date of this Agreement), pension payment under clause 4.1 and car allowance under clause 4.4 in lieu of any required period of notice less deductions for income tax and national insurance, provided always that if the Company should decide not to exercise its rights under this clause, the Executive shall not be entitled to enforce the payment referred to as a contractual debt nor as liquidated damages and his sole remedy shall be a claim in damages in respect of any unexpired period of notice. For the avoidance of doubt, such payment shall not include (1) any bonus that might otherwise be due during the relevant period; (2) any benefits which the Executive might have been entitled to receive during the period; or (3) any payment in respect of holiday entitlement which may have accrued during that period. 6.3 The Company shall at all times be entitled to terminate this Agreement and the Executive's employment forthwith without any payment by way of compensation, damages, payment in lieu of notice or otherwise if the Executive: 6.3.1 is guilty of any gross misconduct; or 6.3.2 commits any serious, material or repeated breach or non-observance of any of the terms or conditions of this Agreement; or 7 LON 576853544v18

6.3.3 neglects or refuses to carry out any of his duties or to comply with any reasonable and lawful instruction of the Company; or 6.3.4 has a bankruptcy order made against him or makes any arrangement with or for the benefit of his creditors; or 6.3.5 is charged with or convicted of any criminal offence (other than an offence under any road traffic legislation for which a fine or non-custodial penalty is imposed); or 6.3.6 is disqualified from acting as a director or resigns as a director of the Company or any Associated Company without the prior written approval of the Company; or 6.3.7 is disqualified from membership of, or is subject to any disciplinary sanction by, any professional or other body, membership of which is relevant to his employment under this Agreement; or 6.3.8 is guilty of any fraud or dishonesty or acts in any way which in the reasonable opinion of the Company brings the Company or any Associated Company into material disrepute, or is materially adverse to its or their interests; or 6.3.9 fails materially to comply with any policy of the Company or any Associated Company including its rules relating to the use of its electronic communications systems; or 6.3.10 materially breaches the Company’s policies and procedures dealing with the Bribery Act 2010 whether or not criminal or other sanctions are imposed; or 6.3.11 enters into any transaction or behaves in any other way which constitutes an offence for the purposes of Part V of the Criminal Justice Act 1993 or which constitutes market abuse for the purposes of Part VIII of FSMA. The rights of the Company under clause are without prejudice to any other rights that it may have at law to terminate this Agreement or to accept a breach by the Executive as having brought it to an end. Any delay by the Company in exercising its rights to terminate shall not constitute a waiver thereof. 6.4 If the employment of the Executive is transferred to an Associated Company by reason of the liquidation of the Company for the purposes of reconstruction or amalgamation or as part of any arrangement for the amalgamation or reconstruction of the Company not involving insolvency and the Executive is offered employment with any concern or undertaking resulting from such reconstruction or amalgamation on the same terms and conditions (save for the identity of the employer) as this Agreement the Executive shall have no claim against the Company in respect of such transfer or termination. 6.5 On termination (or once notice has been served by either party and the Company has exercised its rights under clause 2.6 of this Agreement), the Executive shall: (a) at the request of the Board immediately resign from any office held by him in the Group (including Nomad) without claim for compensation (without prejudice to any claims he may have for damages for breach of this Agreement) and in the event of his failure to do so the Company is irrevocably authorised to appoint some person in his name and on his behalf to sign and deliver such resignations to the Board; and (b) immediately repay all outstanding debts and loans due to the Company or any Associated Company and the Company is hereby authorised to deduct from any monies due to the Executive a sum in repayment of all or any part of any such debts or loans. 8 LON 576853544v18

7. EXECUTIVE'S COVENANTS 7.1 For the purpose of this clause 7: "the Business" means any business carried on by the Group at the Termination Date and with which the Executive has been concerned to a material extent in the 12 months immediately preceding such termination or the date on which the Company exercises its rights under clause 2.6 (whichever is the earlier); references to "Associated Companies" shall only be reference to Associated Companies in respect of which the Executive has carried out material duties in the period of 12 months prior to the Termination Date or the date on which the Company has exercised its rights under clause 2.6 (whichever is the earlier); "Restricted Person" shall mean any person who or which has at any time during the period of 12 months immediately preceding the Termination Date or the date on which the Company exercises its rights under clause 2.6 (whichever is the earlier) done business with the Company or any Associated Company as customer or client or distributor or consultant and with whom or which the Executive shall have had material dealings, contact with or responsibility for during the course of the employment; "Key Employee" shall mean any person who at the Termination Date or the date on which the Company exercises its rights under clause 2.6 (whichever is the earlier) is employed or engaged by the Group, with whom the Executive has had material contact and (a) is employed or engaged in a senior capacity and/or (b) is in the possession of confidential information belonging to the Group and/or (c) is directly managed by or reports to the Executive. 7.2 The Executive acknowledges that during the course of the employment with the Company that he will receive and have access to Confidential Information of the Group and that he will have influence over and connection with customers, clients and employees of the Group with which the Executive comes in contact during the employment and accordingly he is willing to enter into the covenants described in clauses 7.3 and 7.4 in order to provide the Group with reasonable protection for its interests. 7.3 The Executive covenants with the Company that he will not in connection with the carrying on of any business in competition with the Business for the period of 12 months after the Termination Date without the prior written consent of the Board either alone or jointly with or on behalf of any person directly or indirectly: 7.3.1 canvass, solicit or approach or cause to be canvassed or solicited or approached for orders in respect of any services provided and/or any goods sold by the Group, any Restricted Person; 7.3.2 solicit or entice away or endeavour to solicit or entice away from the Group, or employ or engage, any Key Employee. 7.4 The Executive covenants with the Company that he will not for the period of 12 months after the Termination Date without the prior written consent of the Board either alone or jointly with or on behalf of any person directly or indirectly carry on or set up or be employed or engaged by or otherwise assist in or be interested in any capacity (save as a shareholder of not more than 3% in aggregate of any class of shares, debentures or other securities of any company which are quoted on or dealt in any recognised investment exchange) in a business anywhere within the United Kingdom, Sweden, Norway, Finland, Denmark, Spain, Italy, Germany, Austria, the Netherlands, Belgium, Portugal, France, Ireland and Turkey and such other areas in which the Company or any Associated Company carries on business or plans to carry on business (and in which plans the Executive has been involved) at the Termination Date and in respect of which the Executive shall have carried out material duties or been materially 9 LON 576853544v18 engaged or concerned at any time during the period of 12 months immediately preceding the Termination Date which is (or is likely to be) in competition with the Business, provided that a business shall only be regarded as competing with the Business if such business includes the preparation, processing and/or supply of frozen foods, goods and products for supply or distribution in countries in which any part of the Business supplies or distributes its products at the Termination Date. 7.5 The periods during which clauses 7.3 and 7.4 are expressed to operate shall each be reduced by such period as the Executive shall have complied during his notice period with a direction to perform no duties and/or not to enter all or any premises of the Group pursuant to clause 2.6. 7.6 The covenants contained in clauses 7.3.1 and 7.3.2 and 7.4 are intended to be separate and severable and enforceable as such. 7.7 While the aforesaid restrictions are considered by the parties to be reasonable in all the circumstances, it is agreed that if any restriction shall be adjudged to be void or ineffective for whatever reason but would be adjudged to be valid and effective if part of the wording thereof were deleted the said restrictions shall apply with such modifications as may be necessary to make them valid and effective. 8. STATUTORY PARTICULARS 8.1 There is no formal disciplinary procedure in relation to the Executive's employment. The Executive shall be expected to maintain the highest standards of integrity and behaviour. 8.2 If the Executive is not satisfied with any disciplinary decision taken in relation to him, he may apply in writing within 14 days of that decision to the Board whose decision shall be final. 8.3 If the Executive has any grievance in relation to his employment he may raise it in writing with the Board whose decision shall be final. 8.4 There are no collective agreements applicable to the Executive's employment. 8.5 This clause 8 is not intended to be of contractual effect. 9. MISCELLANEOUS 9.1 The Executive hereby warrants that by virtue of entering into this Agreement he is not and will not be in breach of any express or implied terms of any contract, court order or of any other obligation legally binding upon him. 9.2 Any benefits provided by the Company to the Executive or his family which are not expressly referred to in this Agreement shall be regarded as ex gratis benefits provided at the entire discretion of the Company and shall not form part of the Executive's contract of employment. 9.3 The Company shall be entitled without notice to the Executive at any time during the Executive's employment and upon termination to set off and/or make deductions from the Executive's salary or from any other sums due to the Executive from the Company or any Associated Company in respect of any overpayment of any kind made to the Executive or in respect of any outstanding debt or other sum due from him. 9.4 A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement. 9.5 The Company will pay direct to the Executive’s legal advisers (Dechert) provided the Company receives within 14 days of the date of this Agreement an invoice from them (addressed to the Executive and marked as payable by the Company), their reasonable legal fees incurred solely in connection with advising the Executive on the terms of this Agreement, up to a maximum of £3000 (exclusive of VAT). 10 LON 576853544v18

10. DEFINITIONS AND INTERPRETATION 10.1 In this Agreement unless the context otherwise requires: "Associated Company" means any company which is a holding company or a subsidiary of the Company or a subsidiary of the Company's holding company and "holding company" and "subsidiary" shall have the meanings given by s.1159 Companies Act 2006 or as amended from time to time and "Associated Companies" shall be construed accordingly; "Group" means the Company and the Associated Companies; "Termination Date" means the last day of the Executive's employment with the Company under this Agreement. 10.2 In this Agreement the headings are for convenience only and shall not affect its construction or interpretation. References to clauses are references to clauses in this Agreement and references to a person shall where the context permits include reference to a corporate body or an unincorporated body of persons. Any word which denotes the singular shall where the context permits include the plural and vice versa and any word which denotes the masculine gender shall where the context permits include the feminine and/or the neuter genders and vice versa. Any reference to a statutory provision shall be deemed to include a reference to any statutory amendment modification or re-enactment. 10.3 This Agreement contains the entire understanding between the parties and supersedes all (if any) subsisting agreements arrangements and understandings (written or oral) relating to the employment of the Executive which such agreements, arrangements and understandings shall be deemed to have been terminated by mutual consent. The Executive warrants that he has not entered into this Agreement in reliance on any warranty representation or undertaking of any nature whatsoever which is not contained in or specifically incorporated in this Agreement. 10.4 Any amendments to this Agreement shall only be valid if set out in writing and signed by both parties. 10.5 This Agreement is governed by and shall be construed in accordance with the law of England and Wales and is subject to the exclusive jurisdiction of the Courts of England and Wales. 11 LON 576853544v18

EXECUTION The parties have shown their acceptance of the terms of this Deed by executing it as a deed below. EXECUTED as a deed by a Director, duly ) authorised for and on behalf of the Company, in ) /s/ Samy Zekhout the presence of: ) Signature of Witness: /s/ Monique Bonmean Name of Witness: Monique Bonmean Address of Witness: XXXXX Occupation of Witness: Employee EXECUTED as a deed by STEFAN ) /s/ Stefan Descheemaeker DESCHEEMAEKER in the presence of: Signature of Witness: /s/ Pauline Descheemaeker Name of Witness: Pauline Descheemaeker Address of Witness: XXXXX Occupation of Witness: Employee EXECUTED as a deed by a Director, duly ) /s/ Samy Zekhout authorised for and on behalf of Nomad, in the presence of: Signature of Witness: /s/ Monique Bonmean Name of Witness: Monique Bonmean Address of Witness: XXXXX Occupation of Witness: Employee 12 LON 576853544v18

SCHEDULE OBLIGATIONS IN RESPECT OF DIRECTORSHIP OF NOMAD 1. APPOINTMENT 1.1 Your appointment and any re-appointment as a Director is subject to Nomad’s articles of association (as amended from time to time) (the "Articles"). Nothing in this letter will be taken to exclude or vary the Articles as they apply to you as a Director of Nomad. 1.2 The Board has resolved that all directors are subject to annual election at Nomad’s annual general meeting and expects to continue this practice in future years. You will therefore be required to be put forward for re-election at each annual general meeting of Nomad. If the shareholders do not confirm your appointment or re-elect you as a director, or you are retired from office under the Articles, your appointment shall terminate automatically, with immediate effect and without compensation. 1.3 You shall, during the appointment: 1.3.1 act as a Director of Nomad and comply with all obligations on you under British Virgin Islands law (including but without limitation the BVI Business Companies Act (the "BVI Companies Act") and all applicable provisions of common law) and regulations or any other applicable laws and regulations in your positions as such, including (without limitation) the rules of the New York Stock Exchange or any other stock exchanges on which Nomad shares are listed and/or traded; 1.3.2 comply with the Articles; 1.3.3 abide by any statutory, fiduciary or common-law duties to Nomad; and 1.3.4 not do anything that would cause you to be disqualified from acting as a Director. 2. TERMINATION OF APPOINTMENT 2.1 Subject to (i) the Articles and the BVI Companies Act, and any ordinance, statutory instrument or regulation made thereunder, or any other applicable law or regulations; or (ii) paragraph 2.2, your appointment as a Director of Nomad may be terminated at any time by Nomad giving you three months' notice in writing. 2.2 Nomad will, without prejudice to Article 27.1 of the Articles, be entitled to terminate your appointment as a director of Nomad, at any time, by summary notice in writing with immediate effect if: 2.2.1 you have committed any serious breach or any repeated or continued material breach of your obligations to Nomad (which include an obligation not to breach your fiduciary duties and obligations set out in this Schedule) or of any requirement under British Virgin Islands law or regulations or any other applicable law or regulations; 2.2.2 all the other Directors of Nomad by notice in writing request that you resign; 2.2.3 you are disqualified or prohibited by law from being or acting as a Director or from being involved in the management of Nomad; 2.2.4 you are not re-elected as a Director of Nomad by shareholders of Nomad or you are removed from office by the Shareholders of Nomad in accordance with applicable law and the Articles; 13 LON 576853544v18

2.2.5 you have been declared bankrupt or have made an arrangement or composition with or for the benefit of your creditors or you have any judgment executed on any of your assets; 2.2.6 you are convicted of any arrestable criminal office (other than an offence made under the road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed); 2.2.7 you become incapable, in the reasonable opinion of Nomad, of properly performing your duties, having been given due warning by Nomad and having failed to remedy the situation to the satisfaction of Nomad within a reasonable period from the date of such warning; 2.2.8 you, in the reasonable opinion of the Board, are guilty of serious misconduct or wilful and persistent neglect of your obligations under this appointment; 2.2.9 you, in the reasonable opinion of the Board, act in such a way as to seriously jeopardise the business of Nomad; or 2.2.10 you are guilty of any fraud or dishonesty or act in any manner which, in the opinion of Nomad, brings or is likely to bring you or Nomad into disrepute or is materially adverse to the interests of Nomad; 2.2.11 your employment with Nomad Foods Europe Limited ceases or Nomad Foods Europe Limited exercises its rights under clause 2.6 of this Agreement. 2.3 Without prejudice to paragraph 11 of this Schedule, if your appointment is terminated by Nomad for any reason, you will not be entitled to director fees or any other director compensation, other than fees (if any) that have accrued on a pro rata basis up to the date of termination. 2.4 You may terminate your appointment as a director of Nomad at any time by giving notice in writing to Nomad. 2.5 You will not at any time after the termination of your appointment represent yourself, or allow yourself to be held out or presented in any way, as connected with or interested in the business of Nomad other than in your capacity as a shareholder of Nomad or as a person affiliated with a shareholder of Nomad, save to the extent that you are communicating with any person in respect of any actual or prospective claim brought against you in your capacity as a former director of Nomad) and save in respect of your employment with Nomad Foods Europe Limited (if subsisting). 2.6 You agree that on termination of your appointment: 2.6.1 you will resign in writing from the office of director (if such termination did not arise as a result of your resignation) and you hereby irrevocably authorise Nomad as your attorney in your name and on your behalf to sign all documents and do all things necessary to give effect to this; and 2.6.2 you will forthwith deliver to Nomad all records, documents, accounts, letters and papers of every description (including in particular board papers and board minutes) and copies thereof (the "Documents") within your possession or control as a director of Nomad relating to the affairs and business of Nomad and any other property belonging to Nomad. Nomad shall grant you reasonable access and permit you to take copies of the Documents to the extent you are required to disclose them by law, any stock exchange regulation or any binding judgment, order or requirement of any court or other competent authority, any tax authority to the extent reasonably required for the purposes of your tax affairs or to your professional advisers for a purpose reasonably incidental to your appointment. 14 LON 576853544v18

3. ROLE 3.1 The Board as a whole is collectively responsible for the success of Nomad and: 3.1.1 provides entrepreneurial leadership of Nomad within a framework of prudent and effective controls which enable risk to be assessed and managed; 3.1.2 sets Nomad’s strategic aims, ensures that the necessary financial and human resources are in place for Nomad to meet its objectives and reviews management performance; and 3.1.3 sets Nomad’s values and standards and ensures that its obligations to its shareholders and others are understood and met. The Board as a whole must take decisions objectively in the interests of Nomad. Further, once you have been appointed as a director, you understand that the Board will be responsible for overseeing Nomad’s compliance with the rules of any stock exchanges on which Nomad shares are listed and/or traded including those of the Commission. 3.2 As a Director, you will be expected to exercise the general fiduciary duties of care and confidentiality expected of every company director which include an obligation not to do anything that might bring Nomad into disrepute. You should constructively challenge and help develop proposals on strategy and to help implement the business strategy. You should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. You should satisfy yourself on the integrity and accuracy of financial information and that financial controls and systems of risk management are robust and defensible. 3.3 All Directors must act in the way they consider, in good faith, would be most likely to promote the success of Nomad for the benefit of its members as a whole. 3.4 You will be required to comply with and, where applicable, accept responsibility (publicly and, where necessary, in writing) under or by: 3.4.1 the BVI Companies Act; 3.4.2 the rules of the New York Stock Exchange and the Commission; 3.4.3 the terms of the Articles; 3.4.4 any other law or regulation applicable to Nomad directors; and 3.4.5 in any event, the terms set out in the statement of adherence to Director's responsibilities which will be printed in Nomad’s accounts. 3.5 You shall have no power to enter into any legal or other commitment or contract on behalf of Nomad unless duly authorised by a resolution of the Board or a committee of the Board. You shall not hold yourself out as in any way authorised to bind Nomad unless duly authorised by a resolution of the Board or a committee of the Board. 3.6 In your role as Director, you must carefully consider any potential acquisition by Nomad of an operating company or business. In performing this task, you must take into account the criteria and guidelines for evaluating any potential acquisition agreed by the Board. 4. DUTIES 4.1 You will be expected to use your reasonable efforts to attend Board meetings, the annual general meeting of Nomad and any other general meetings of Nomad. It is anticipated that Board meetings will be held on a quarterly basis. Further meetings may have to be called at 15 LON 576853544v18 shorter notice as and when required, to discuss particular topics of importance, although the Board will wherever possible abide by the minimum notice period for Board meetings set out in Article 32.2 of the Articles. Attendance in person may not be required to the extent the Board determines that remote participation in accordance with Article 32.5 of the Articles (permitting attendance by telephone or video conference or the like at Board meetings) will suffice. 4.2 With your agreement, you may serve on committees of the Board. 4.3 You will be expected to devote appropriate preparation time ahead of each meeting if appropriate. 5. RELATIONSHIP BETWEEN PARTIES The relationship between you and Nomad shall be one of officeholder and not one of employment. At no time shall you or Nomad hold you out as being an employee of Nomad. 6. INFORMATION 6.1 You will be entitled to receive such information as is provided to all directors in their capacity as a director including information reports on a quarterly basis outlining the current performance of the Company. 6.2 You may request, in your capacity as a director, information in respect of the Company or any of its subsidiaries or any meeting of the Board (or any committee of the Board established from time to time) which information will be provided only upon the prior approval of the Chairmen of the Board. 7. FEES AND EXPENSES 7.1 You are not entitled to any fees from Nomad and nor shall you participate in any bonus or pension schemes of Nomad by virtue of your appointment save as provided in clause 3 of the main body of this Agreement. The payments made to you by Nomad Foods Europe Limited pursuant to the service agreement of even date shall include any entitlement to fees which may arise by virtue of your appointment with Nomad. 7.2 Nomad will reimburse all expenses reasonably incurred by you (including travel, accommodation and telephone calls and any applicable value added or equivalent taxes properly payable thereon) in undertaking your duties as a Director, including attendance at Board meetings provided that you provide evidence of expenditure as may be reasonably requested by Nomad. 7.3 You will be able to consult Nomad’s outside advisers at Nomad’s expense when you consider you need professional advice in connection with the performance of your duties as a Director. In addition, it may be appropriate in some circumstances for you to seek advice from an independent advisor at Nomad’s expense. In such an event and prior to such independent advice being sought or expense being incurred, you should consult with the Board of Nomad (and if the interests of other Directors are the same as yours such independent advice should be sought jointly with the other Directors). 8. OTHER DIRECTORSHIP AND DISCLOSURES 8.1 You confirm that you have disclosed fully to the Board, all circumstances in respect of which there is, or there might be, a conflict of interest with Nomad, and you confirm that if any such circumstances arise in respect of which there is or there might be a conflict of interest, during your appointment, you will communicate this to the Board as soon as reasonably practicable. You confirm that you have disclosed your, and your connected persons' (as defined in section 96B(2) of the Financial Services and Markets Act (the "FSMA")) interests and related persons' (as defined in Rule 404(a) of Regulation S-K promulgated by the Commission) in any other 16 LON 576853544v18 business which gives rise, or which may give rise, to a conflict of interest with Nomad and you confirm that if any such interest arises during the course of your appointment (whether yours or any member of your connected persons) you will disclose this immediately to the Board as soon as reasonably practicable. 9. COMPLIANCE 9.1 It is a criminal offence to disclose "inside information" (as defined in section 118C of the FSMA) and/or material non-public information (as defined under the US securities laws) about a company to anyone who makes use of this information and deals in that company's securities before such information (which could be price sensitive) is known publicly and, under certain circumstances this may also be an offence in the British Virgin Islands. 9.2 You shall at all times comply (and procure that your "connected persons" (as defined in the Memorandum on Insider Trading Information and Code of Practice on Dealing in Nomad Foods Securities (the "Code") with any code of conduct relating to securities transactions by directors and specified employees adopted, issued and amended by Nomad from time to time, including the Code, and any other code on dealings or securities applicable to Nomad, and the rules of any regulatory authority. 10. CONFIDENTIALITY 10.1 Notwithstanding any other fiduciary obligations you may have to Nomad, you will be expected to treat as secret and confidential, and not at any time, either during your appointment or afterwards, for any reason, disclose or permit to be disclosed to any person, or otherwise make use of or permit use to be made of, any information of a confidential or commercially sensitive nature relating to Nomad’s business, affairs or finances which comes to your attention as a result of this appointment. 10.2 Your attention is drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Board. 11. INDEMNITY The terms of the Director Indemnification Agreement entered into between you and Nomad dated 13th September 2017 will continue to apply in respect of your position as Director and Officer of Nomad for so long as such agreement remains in force. 17 LON 576853544v18